SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

     Report on Form 6-K for the month of April 2003
                                         ------

                  Hellenic Telecommunications Organization S.A.
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F _X_  Form 40-F ___

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                 Yes ___ No ____


Enclosures:

1. Press release dated April 10, 2003

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Hellenic Telecommunications Organization S.A.


Date: 04 March 2003                By: /s/ Dimitris Kodvatos
                                      --------------------------------
                                   Name: Dimitris Kodvatos
                                   Title: Chief Financial Officer

                 OTE Holds Meetings with the Financial Community


    ATHENS, Greece--(BUSINESS WIRE)--April 10, 2003--Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced that a delegation of OTE executives, headed by Chairman and CEO Lefteris Antonacopoulos, will be holding meetings with institutional investors and equity analysts in Europe and the US over the next several days.
    In the course of these meetings, OTE expects to review the progress of its activities in the first three months of the year as well as its strategy and objectives for the balance of the year and beyond.

    Highlights of OTE's presentation will include:

    -- In Greek fixed-line operations, OTE completed a new voluntary retirement program, through which approximately 850 employees will leave the company by the end of the year, in addition to some 180 employees taking scheduled retirement, thereby further reducing OTE's cost base. However, due to the impact of mobile substitution and to heightened competitive pressure affecting its market share (estimated at approximately 93% in March), along with slower than anticipated cost improvement, OTE now expects that its first quarter 2003 fixed-line EBITDA will be below the comparable 2002 level. The company is taking action both to defend its market share and to accelerate its cost-reduction programs, and therefore expects its full year fixed-line EBITDA to be slightly below the 2002 level.

    -- In international operations, OTE restated its commitment to the implementation of a stringent restructuring plan at RomTelecom, the leading Romanian telecommunications operator. In the early months of the year, this has encompassed the appointment of a new management team as well as rescheduling of payables related to capital expenditures, following which all of the company's planned commitments are fully funded. Regarding mobile telephony operations in Romania, OTE said that it intends to concentrate on achieving a cost-effective resolution for its CosmoRom subsidiary. In addition, OTE indicated that it will seek to exit its 20% stake in Telecom Serbia should it not succeed in swapping it for a controlling stake in the Serbian operator's mobile telephony arm by the end of the year.

    -- Finally, OTE confirmed its commitment to a sound financial strategy focusing on the generation of free cash flow, and reiterated management's intention to propose payment of an unchanged 2003 dividend to be paid in 2004.

    Full copies of the slides that OTE management will discuss during these meetings will be available on OTE's website (www.ote.gr).

    About OTE

    OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.
    Additional Information is also available on http://www.ote.gr.

    Forward-looking statement

    Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2001 filed with the SEC on July 15, 2002. OTE assumes no obligation to update information in this release.

    CONTACT: OTE
             George Rallis - Investor Relations Officer
             Tel: +30 210 611 5888
             grallis@ote.gr
             or
             Kostas Bratsikas - Investor Relations
             Tel: +30 210 611 1428
             brakon@ote.gr
             or
             Taylor Rafferty:
             London: +44 20 7936 0400
             New York: +1 212-889-4350
             ote@taylor-rafferty.com